Exhibit 1.01

Conflict Minerals Report for Rush Enterprises, Inc.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Rush Enterprises, Inc. (the “Company”) for calendar year 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

1.	Introduction

The Company manufactures or contracts to manufacture products that may contain gold, tantalum, tin or tungsten (“Conflict Minerals”) that are necessary to the functionality or production of such products. After conducting a Reasonable Country of Origin Inquiry, and due diligence on the source and chain of custody of the Conflict Minerals, the Company is unable to confirm whether the Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country (each, a “Covered Country”), or are from recycled or scrap sources. Accordingly, the Company is also unable to determine at this time whether the Conflict Minerals benefitted or financed armed groups in a Covered Country.

2.	Product Description

The Company manufactures and contracts to manufacture certain aftermarket truck parts, accessories and components that may contain one or more Conflict Minerals. The Company continues its efforts in (i) identifying other products it manufactures and contracts to manufacture that contain one or more of the Conflict Minerals, (ii) identifying the facilities used to process the necessary Conflict Minerals in the Products, (iii) identifying the country of origin of the necessary Conflict Minerals in the Products and (iv) identifying the mine or location of origin of the necessary Conflict Minerals in the Products.

3.	Due Diligence Framework

The Company’s due diligence process is based on the Organization for Economic Cooperation and Development’s (OECD’s) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

4.	Due Diligence Undertaken

The due diligence measures undertaken by the Company included the following:

●	Assembled an internal team to support supply chain due diligence;

●	Implemented internal measures taken to strengthen Company engagement with suppliers; and

●	Engaged a third-party service provider to assist the Company in managing, tracking and reporting data across the Company’s supply chain.

5.	Steps to Improve Due Diligence

The Company will continue to endeavor to improve upon its supply chain due diligence efforts by taking the following measures:

●	Continue to assess the presence of Conflict Minerals in its supply chain;

●	Communicate with suppliers the Company’s expectations with regard to supplier performance, transparency, and sourcing; and

●	Continue to work with the Company’s third-party service provider to obtain supplier responses to the Company’s Reasonable Country of Origin Inquiry (RCOI).

6.	Independent Private Sector Audit

Pursuant to Form SD and recent SEC issued guidance, the Company is not required to obtain an independent private sector audit.